

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

January 4, 2008

Room 7010

Jerry Pascucci
President & Director
Smith Barney AAA Energy Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Avenue 25th Floor
New York, NY 10022

> **Re: Smith Barney AAA Energy Fund L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 000-25921**

Dear Mr. Pascucci:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Hartz
Senior Assistant Chief Accountant